OMB APPROVAL

UNITED STATES

OMB Number:  3235-0101

SECURITIES AND EXCHANGE COMMISSION

Expires: December 31, 2009

Washington, D.C. 20549

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FORM 144

SEC USE ONLY

DOCUMENT SEQUENCE NO.

CUSIP NUMBER

WORK LOCATION


NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933


ATTENTION:
Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.


1(a) NAME OF ISSUER (Please type or print)

     Tekelec

(b)  IRS IDENT. NO.

     95-2746131

(c)  S.E.C. FILE NO.

     000-15135


1(d) ADDRESS OF ISSUER: 5200 Paramount Parkway Morrisville    NC   27560


(e) TELEPHONE NUMBER: 919-460-5500

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

     Stuart H. Kupinsky

(b) RELATIONSHIP TO ISSUER:  Officer

(c) ADDRESS: c/o Tekelec, 5200 Paramount Parkway, Morrisville, NC  27560


INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)  Title of the Class of Securities To Be Sold

      Common Stock

(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities

      E*Trade Financial
      4005 Windward Plaza Drive
      Alpharetta, GA  30005


SEC USE ONLY

Broker-Dealer File Number:


(c)  Number of Shares or Other Units To Be Sold: 4,305

(d)  Aggregate Market Value: $70,989.45  (8/7/09)

(e)  Number of Shares or Other Units Outstanding: 67,136,032

(f)  Approximate Date of Sale: 8/10/09

(g)  Name of Each Securities Exchange: NASDAQ



INSTRUCTIONS:

1.	(a)	Name of issuer
	(b)	Issuer's I.R.S. Identification Number
        (c)	Issuer's S.E.C. file number, if any
	(d)	Issuer's address, including zip code
	(e)	Issuer's telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person's relationship to the issuer (e.g., officer, director,
10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person's address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and address of each broker through whom the securities
are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a
specified date within 10 days prior to the filing of this notice
	(e)	Number of shares or other units of the class outstanding,
or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
	(f)	Approximate date on which the securities are to be sold
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold



TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class: Common Stock

Date you Acquired: 8/7/09

Nature of Acquisition Transaction: Acquired of Share Appreciation
Rights (Remark #1)

Name of Person from Whom Acquired (if gift, also give date donor acquired):

    Issuer

Amount of Securities Acquired: 4,305

Date of Payment: 8/7/09

Nature of Payment: (Remark #2)


INSTRUCTIONS:	If the securities were purchased and full payment therefor
was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.



TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller:

	Stuart H. Kupinsky
	c/o Tekelec
	5200 Paramount Parkway
	Morrisville, NC  27650

Title of Securities Sold: Common Stock

Date of Sale:  5/20/09

Amount of Securities Sold: 12,834

Gross Proceeds: $208,862.31


REMARKS:
(1)Shares acquired are registered under a Registration Statement on Form S-8.
(2)The shares were acquired upon exercise of share appreciation rights granted under the Issuer's Amended and Restated 2004 Equity Incentive Plan; no payment was required.


INSTRUCTIONS: See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by singing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.


DATE OF NOTICE:  August 10, 2009

/s/ Stuart H. Kupinsky
____________________
Stuart H. Kupinsky
(SIGNATURE)


DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,
IF RELYING ON RULE 10B5-1:


The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.


ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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